SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Announcement of the Annual General Meeting of Shareholders for Fiscal Year 2018

On March 6, 2019, the Board of Directors of Woori Bank passed the following resolution to hold the annual general meeting of shareholders on March 27, 2019.

Key Details Relating to the Annual General Meeting of Shareholders

•	Meeting Date and Time: March 27, 2019; 10:00 a.m. (local time)

•	Venue: Woori Bank Head Office Building, Synergy Hall, 5th floor, 51, Sogong-ro, Jung-gu, Seoul, Korea

•	Agenda:

1. Approval of financial statements for the fiscal year 2018

2. Appointment of standing director

- Candidate for standing director : Jung-Sik Oh

3. Appointment of audit committee member who is not an outside director

- Candidate for member of the Audit Committee who is not an outside director : Jung-Sik Oh

4. Approval of the maximum limit on directors’ compensation

•	Agenda details

•	Appointment of standing director

Name	Date of Birth	Term	Appointment	Career Background
Jung-Sik Oh	July 1956	From the time of appointment at the AGM held in Mar. 2019 to the end of the AGM held in Mar. 2020	Re–appointment	- Current) Standing Director, Woori Bank - CEO, KB Capital - Executive Vice President, Head of Commercial Business, Citibank

•	Appointment of audit committee member who is not an outside director

Name	Date of Birth	Term	Appointment	Career Background
Jung-Sik Oh	July 1956	From the time of appointment at the AGM held in Mar. 2019 to the end of the AGM held in Mar. 2020	Re–appointment	- Current) Standing Director, Woori Bank - CEO, KB Capital - Executive Vice President, Head of Commercial Business, Citibank

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: March 6, 2019	By:	/s/ Kyong-Hoon Park
(Signature)

	Name:	Kyong-Hoon Park
	Title:	Deputy President